Exhibit 99.15

President’s Letter 2009

The year 2009 will surely be remembered as the year the rare metals suddenly emerged as mainstream mineral commodities and our early positioning in the rare metals business some 12 years ago was finally rewarded with increased market recognition and higher market valuations. While the 12 months ended August 31, 2009 will be remembered by most for the global economic crisis, Avalon Rare Metals Inc. (“Avalon” or the “Company”) not only survived the market turmoil, but has emerged stronger and better positioned for future growth than ever before. Avalon’s healthy treasury gave us the ability to accelerate work on our priority project at Thor Lake, while many other companies were curtailing work programs and struggling to survive. As a result, in 2010, Avalon expects to achieve several major development milestones on its Nechalacho REE deposit, at Thor Lake, including the completion of a pre-feasibility study by next spring, as we transition from an explorer to a mine developer and ultimately to a profitable producer.

“The year 2009 will surely be remembered as the year the rare metals  suddenly emerged as  mainstream mineral  commodities…”

During the year, the critical and strategic importance of the rare earth elements (“REE”) was brought to the forefront by newsletter writers, industry analysts and mainstream media. In August, China’s Ministry of Industry and Information Technology released a draft report announcing the prospect of further reductions in REE export quotas and even introducing the potential for a complete ban on the export of certain unprocessed heavy rare earth elements (“HREE”). This attracted a great deal of media attention highlighting the vulnerability of western consumers to supply disruptions and the need for new non-Chinese supply sources.

The increased investor awareness about the strategic importance of REE and especially HREE, translated into a higher share price in the second half of the year and increased financing interest resulting in the completion of a $17.5 million equity financing in September 2009 led by CIBC World Markets. Avalon’s share price, which drifted as low as $0.30 in December 2008 in the aftermath of the global market meltdown, reached a new all-time high of $4.24 in early September, and the Company’s market capitalization briefly achieved a level exceeding $300 million before settling back to a level in the range of $200 to $250 million by December. In addition to the higher share price, the increased investor awareness about REE also resulted in substantially increased trading volumes which since May 21, 2009 have averaged approximately 440,000 shares per day on the Toronto Stock Exchange (“TSX”).

The Thor Lake project was the subject of several positive media stories in 2009, especially in northern Canada, highlighting not only the exciting development opportunity, but also the Company’s progressive community engagement and environmental practice.  Further, Avalon is now recognized as a global leader in the exploration and development of rare metals deposits.  As a result, the Company’s technical team has been in high demand for speaking engagements at a variety of industry conferences related to downstream applications of rare metals in wind and solar energy, rechargeable batteries, electronics, magnets and aerospace alloys.

Other significant developments over the past 12 months include the following:

•
Changed the Company’s name from Avalon Ventures Ltd. to Avalon Rare Metals Inc. and successfully re-branding the Company with a fresh new image focusing on the green technology applications of rare metals;

•
Completed a new NI 43-101 compliant resource estimate for the Nechalacho REE deposit at Thor Lake in February 2009 and definition of a metallurgical process flowsheet for recovery of the REE from the Nechalacho Basal Zone ore;

•	Commenced trading in August 2009 on the OTCQX International Market in New York under the trading symbol “AVARF”;

•	Launched a new corporate website, www.avalonraremetals.com as a part of the re-branding exercise;

•
Formally re-named the Lake Zone, Thor Lake to the Nechalacho REE deposit by the Yellowknives Dene First Nations (“YKDFN”), with a traditional feeding-the-fire ceremony co-hosted by YKDFN Chiefs Edward Sangris and Ted Tsetta. This event generated considerable positive publicity for the project and the Company in the Northwest Territories; and

•
Advanced the East Kemptville tin-indium (copper-zinc) deposit, Yarmouth County, Nova Scotia, with a positive desktop study on the current re-development scenario for the East Kemptville tinindium resource and continuation of an exploration program.

In late 2009, Avalon further strengthened its management team with the appointment of David Swisher as Vice President, Operations.  Mr. Swisher has over 25 years of underground and surface mining experience in metals mining and industrial minerals operations as well as recent experience in the Northwest Territories. Mr. Swisher will lead the development of the Nechalacho deposit through feasibility and the permitting process to production.

Avalon has also made some significant changes to its Board of Directors with the objective of enhancing the diversity of business and political experience of the Board members as the Company advances towards production and cash flow.   In September, the former National Chief of the Assembly of First Nations, Phil Fontaine was appointed to the Board of Directors, following his retirement from politics. Mr. Fontaine’s appointment clearly signals the Company’s commitment to aboriginal participation in the advancement of its development stage projects and management looks forward to working with Mr. Fontaine to achieve this goal.

In addition, following the decision of Mr. Joe Monteith to retire from the Board of Directors, management has nominated Mr. Hari Panday for election to the Board at the 2010 Annual General Meeting of shareholders. Mr. Panday is currently President of ICICI Bank Wealth Management and a prominent member of the south Asian community in southern Ontario. Mr. Panday brings a wealth of international banking experience to the Company and an extensive network of business contacts in Asia where management sees great opportunity to build the business relationships that will be key to advancing the development of the Nechalacho deposit.

On behalf of Avalon’s management team and the Board, I want to take this opportunity to sincerely thank Joe Monteith for his longstanding loyalty to the shareholders’ interests and his contribution to Avalon’s growth to date and, more importantly, his unwavering belief over the past 10 years in management’s vision of the rare metals as the “Metals of the Future”.

On behalf of the Board of Directors and senior management, I would especially like to thank all of our staff and technical consultants on the Thor Lake project for your commitment toward making the project a success and commitment to maintaining a safe work environment on the site.  2010 promises to be an exciting year for all of us as we achieve the next major milestone in the advancement of the Thor Lake project with the completion of a pre-feasibility study.

And finally, I would like to thank you, our shareholders, for your continued enthusiastic support and loyalty through some turbulent times in global financial markets.  I believe your loyalty will be further rewarded in the years ahead with greater market recognition of the strategic importance of the rare metals and the exceptional quality of the Nechalacho deposit.

On behalf of the Board,

Donald S. Bubar
President & CEO
December 7, 2009

Corporate Directory

Board of Directors

•	Alan Ferry, CFA, Chairman
•	Donald S. Bubar, P.Geo
•	Phil Fontaine, B.A., LL.D.
•	Brian D. MacEachen, C.A.
•	Peter McCarter, B.A., LL.B., M.B.A.
•	Joseph G. Monteith*
*Retiring from the Board at the January 14, 2010 AGM. Mr. Hari Panday nominated for election.

Officers

•	Donald S. Bubar, P.Geo
President & Chief Executive Officer

•	R.J. (Jim) Andersen, C.A., C.P.A.
Chief Financial Officer & Vice President of Finance

•	William Mercer, Ph.D., P.Geo.
Vice President, Exploration

•	David Swisher, B.Sc.
Vice President, Operations

•	Ian London, P.Eng., M.B.A.
Vice President, Market Development

•	Cindy Hu, C.A., C.P.A., C.G.A.
Controller

•	Charlotte May
Corporate Secretary

Corporate Headquarters

130 Adelaide Street West, Suite 1901
Toronto, Ontario M5H 3P5 Canada
Telephone: (416) 364-4938
Fax: (416) 364-5162
Email: office@avalonraremetals.com
Website: www.avalonraremetals.com

Operations Office

Unit 330 – 6165 Hwy 17
Delta, British Columbia V4K 5B8 Canada
Telephone: (604) 940-3800
Fax: (604) 940-3808

Exchange Listings

Toronto Stock Exchange (Canada):	AVL
OTCQX International Market (US):	AVARF

Transfer Agent

Computershare Transfer & Trust
200 – 510 Burrard Street
Vancouver, British Columbia V6C 3B9 Canada
Telephone: (800) 564-6253

Investor Relations

Virginia Morgan, Manager, Investor Relations
Telephone: (416) 364-4938
Email: vmorgan@avalonraremetals.com

Legal Counsel

Cassels Brock
2100 Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3C2 Canada
Telephone: (416) 869-5300

Auditors

Sievert & Sawrantschuck LLP
Chartered Accountants
43 Colborne Street
Toronto, Ontario M5E 1E3 Canada
Telephone: (416) 979-7444